NEWS RELEASE

AUGUSTA STRATEGIC REVIEW PROCESS GENERATES STRONG INTEREST

Toronto, Ontario, March 28, 2014 – Augusta Resource Corporation (TSX and NYSE MKT: AZC) ("Augusta" or the "Company") today announced that its ongoing strategic review process has generated strong interest and that it will be holding a meeting of its shareholders on May 9, 2014 to re-affirm the continuation of its existing shareholder approved rights plan.

Strategic Review Process

The strategic review process initiated by Augusta in response to the unsolicited offer from HudBay Minerals Inc. ("HudBay") has generated strong interest and remains very active. Nine interested parties, including a number of significant industry players, have signed confidentiality agreements and have been conducting an extensive review of the materials in Augusta's electronic data room. The Company will commence the process of site visits to its Rosemont Copper Project next week and expects that the site visits will take place largely over the next three to four week period.

Gil Clausen, Augusta's President and Chief Executive Officer, stated, "As we anticipated, our strategic review process has proven to be very robust and we are pleased with the quantity and quality of the interested parties. There is no doubt that potential buyers recognize that our near-construction Rosemont Copper Project is a unique, world-class asset that has true scarcity value. With the conclusion of the permitting process which is on track for the second quarter this year, we are on the verge of a significant value-creating milestone. The Board is fully committed to maximizing value for our shareholders by carefully considering all available alternatives to HudBay's low-ball bid."

Shareholders' Meeting to Approve Continuation of Shareholder Rights Plan

Augusta has set its annual and special meeting of shareholders for May 9, 2014, and shareholders will be asked to determine whether to continue the shareholder rights plan or have it terminate. The Board has determined that if shareholders authorize the continuation of the rights plan at the meeting, on an annual basis thereafter, shareholders will be given the opportunity at each annual meeting to determine whether to continue the rights plan or require the Board to have it terminated. The rights plan in its current form has a three-year term.

Richard Warke, Augusta's Executive Chairman, commented, "Our Board takes seriously our fiduciary obligation to protect our shareholders against the predatory and coercive tactics of HudBay. We respect the rights and interests of Augusta's shareholders and are putting the power directly in their hands. We are confident that they will strongly support our Board for putting this critical decision to them."

HudBay's unprecedented tactic of dropping its minimum tender condition part way through its initial bid period is a highly coercive attempt by a shareholder with over 15% of Augusta shares to try to secure a minority blocking position in order to thwart strategic alternatives that might be available for the benefit of all other shareholders. Augusta's rights plan was put in place to prevent exactly this sort of predatory tactic from being used to the detriment of the Company's shareholders. As long as the rights plan remains in effect, HudBay cannot take up any shares without triggering the rights.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com

Augusta's Board of Directors has determined that it is reasonable, fair and consistent with best practices in corporate governance to seek the views of its shareholders on whether they would like the rights plan to continue in the face of the HudBay offer, based on the following:

  the serious threat of value expropriation posed by HudBay's predatory coercive tactic of dropping its minimum tender condition;
  to ensure that de facto control is not transferred without Augusta shareholders having a full and fair opportunity to receive an adequate change of control premium;
  the fact that HudBay's offer has been almost universally condemned by Augusta's shareholders and the analysts who cover Augusta as a low-ball bid that does not come close to recognizing the value of Augusta's world-class Rosemont Copper Project;
  the reality that after nearly six years of effort, Augusta is on the cusp of finalizing the permitting process for the construction of its Rosemont Copper Project with the understanding that when the last permit and approval is obtained, there are obvious and significant positive value implications for Augusta's shareholders;
  the fact that Augusta's shares have consistently traded at a significant premium to the implied value of the HudBay offer since it was announced, with the premium currently at 27%;
  the fiduciary obligation of the Board to ensure that a comprehensive value-maximizing process is completed;
  the fact that any shareholder of Augusta seeking to sell its shares can easily do so in the market at a substantially higher price than that offered by HudBay and thus is in no way prejudiced by the continuation of the rights plan; and
  the rights plan will continue to allow any party to make a non-coercive "Permitted Bid" which, among other things, includes a non-waivable minimum tender condition of more than 50% of the shares held by independent shareholders.

Augusta's rights plan was adopted on April 19, 2013, specifically in response to the threat posed by HudBay continuing its aggressive accumulation of Augusta shares. The rights plan was ratified by shareholders on October 17, 2013 with over 88% of our outstanding shares, excluding those held by HudBay, voted in approval.

If shareholders other than HudBay do not approve the continuance of the rights plan, the Board will take the necessary steps to terminate it on the day following the shareholder meeting.

Reject HudBay's Offer – No Action Required

To REJECT the HudBay offer no action is required on the part of the shareholders. The Board of Directors' recommendation that Augusta shareholders REJECT HudBay's unsolicited offer and NOT TENDER their Augusta shares thereto, as well as a more detailed discussion of the reasons for rejecting HudBay's offer is set forth in the Directors' Circular issued by the Board of Directors that was mailed to Augusta's shareholders and filed with securities regulatory authorities. Shareholders are advised to read the Directors' Circular carefully and in its entirety, as it contains important information regarding Augusta, HudBay and the HudBay offer. The Directors' Circular is available on SEDAR at www.sedar.com and on Augusta's website at www.augustaresource.com.

How to Withdraw

If you have already tendered your Augusta shares to the HudBay offer, you can withdraw your shares by contacting your broker or Laurel Hill Advisory Group, the Information Agent retained by Augusta. Laurel Hill can be reached at 1-877-452-7184 (Toll Free within North America), or by bank and brokers and collect calls outside North America at 416-304-0211 or via email at assistance@laurelhill.com.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com

About Augusta

Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of U.S. copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta's management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. Augusta's shares are listed and posted for trading on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Investor Contact Information
Letitia Cornacchia
Augusta Resource Corporation
Vice President, Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

Media Inquiries:
Ian Hamilton
DFH Public Affairs
Tel: (416) 206-0118 x222 or (905) 399-6591
Email: ian@dfhpublicaffairs.com

Cautionary Statements Regarding Forward Looking Information

Certain of the statements made and the information contained in this news release constitutes "forward-looking statements" under United States federal securities laws or "forward-looking information" under Canadian securities laws. These statements and information relate to future events and Augusta's future performance, business prospects or opportunities, including information concerning the unsolicited offer of HudBay and the strategic review process of Augusta, which are subject to certain risks, uncertainties and assumptions. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning Augusta's plans at the Rosemont project, including the timing for obtaining final permits, construction and estimated production, expectations surrounding future financings and refinancings, capital and operating cash flow estimates, changes in market conditions, changes or disruptions in the securities markets and market fluctuations in the prices for Augusta's securities, the lack of any alternative transactions or the terms and conditions of any alternative transactions not being acceptable.

Forward-looking statements or information is frequently, but not always, characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "budget", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may", "should", "could", "might" or "will" occur. The forward-looking statements or information contained in this news release is based on the reasonable expectations and beliefs of management and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Augusta and the industry in which the Company operates. Such assumptions, risks and uncertainties include, but are not limited to Augusta's history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company’s common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors disclosed in Augusta's documents filed from time to time with the securities regulators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this presentation. For further details, reference is made to the risk factors discussed or referred to in Augusta's annual and interim management's discussion and analyses and Annual Information Form on file with the Canadian securities regulatory authorities and available under Augusta's issuer profile on SEDAR at www.sedar.com.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com

Although Augusta has attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in the forward-looking statements or information contained in this news release, there may be other factors that cause actions, events, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements and information are made or given as at the date of this news release and Augusta disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required under applicable securities law. The reader is cautioned not to place undue reliance on forward-looking statements or information.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com